================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------


                                    FORM 11-K

--------------------------------------------------------------------------------



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                        For the year ended June 30, 1999

--------------------------------------------------------------------------------



                        Commission file number: 33-60032

                             Buckeye Retirement Plan

--------------------------------------------------------------------------------



                            Buckeye Technologies Inc.
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                                 Plan Number 002

        Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1999 and 1998


================================================================================

                             BUCKEYE RETIREMENT PLAN


                              Financial Statements
                           and Supplemental Schedules
                        For the Year Ended June 30, 1999

                             BUCKEYE RETIREMENT PLAN

                                    Contents


                                                                            Page

Independent Auditor's Report                                                   2

Statements of Net Assets Available for Benefits                                3

Statements of Changes in Net Assets Available for Benefits                     4

Notes to Financial Statements                                                5-8

Supplemental Schedules

   Item 27(a) - Schedule G, Part I - Schedule of Assets Held
     for Investment Purposes                                                   9

   Item 27(d) - Schedule G, Part V - Schedule of Reportable
      Transactions                                                            10

Independent Auditor's Report



To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statement of net assets available for benefits of Buckeye Retirement Plan as of June 30, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplemental schedules as of June 30, 1998 and for the year then ended were reported on by other auditors, whose report dated December 14, 1998 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 1999, and the changes in its net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of June 30, 1999 and supplemental schedule of reportable transactions for the year then ended are presented for the purpose of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.







December 8, 1999

                             BUCKEYE RETIREMENT PLAN

                 Statements of Net Assets Available for Benefits
                             June 30, 1999 and 1998



                                                                                            1999                1998
                                                                                       --------------      --------------
Assets

Investments (notes 2 and 3)
    Fidelity Retirement Money Market Portfolio                                          $     759,605       $     692,784
    Strong Government Securities Fund                                                         473,560             373,787
    Fidelity Puritan Fund                                                                   2,373,015           1,916,052
    Dodge & Cox Balanced Fund                                                                  95,045              21,455
    Spartan U.S. Equity Index Fund                                                          5,591,791           3,597,846
    MAS Value Adviser Fund                                                                  2,907,189           2,902,696
    Fidelity Growth & Income Fund                                                          11,177,370           8,023,002
    NB Genesis Trust Fund                                                                     158,454             113,212
    PIMCO Capital Appreciation Fund                                                           348,199             179,415
    Fidelity Diversified International Fund                                                    66,558              37,477
    Common stock of Buckeye Technologies Inc.                                               7,127,040           9,399,707
                                                                                          -----------        ------------
                                                                                           31,077,826          27,257,433

Employer contributions receivable (note 1)                                                  5,667,023           5,304,143
Cash                                                                                                -              42,223
                                                                                     ----------------       -------------

Net assets available for benefits                                                        $ 36,744,849        $ 32,603,799
                                                                                          ===========         ===========






                     The accompanying notes are an integral
                       part of these financial statements.

                             BUCKEYE RETIREMENT PLAN

           Statements of Changes in Net Assets Available for Benefits
                   For the Years Ended June 30, 1999 and 1998




                                                                                            1999                1998
                                                                                       --------------      --------------
Additions to net assets attributed to: Investment income (notes 2 and 3)
     Net appreciation (depreciation) in fair value
        of investments                                                                   $ (1,576,026)     $   4,757,194
     Interest and dividends                                                                 1,423,817            645,722
                                                                                         ------------       -------------
                                                                                             (152,209)         5,402,916

   Employer contributions (note 1)                                                          5,667,023          5,304,143
                                                                                         ------------        ------------

        Total additions                                                                     5,514,814         10,707,059

Deductions from net assets attributed to:
   Benefits paid to participants (notes 1 and 2)                                            1,344,621          1,074,922
   Administrative expenses                                                                     29,143             30,131
                                                                                        -------------       -------------

        Total deductions                                                                    1,373,764          1,105,053
                                                                                         ------------         -----------

Net increase in net assets                                                                  4,141,050          9,602,006

Net assets available for benefits
   Beginning of year                                                                       32,603,799         23,001,793
                                                                                          -----------         -----------

   End of year                                                                           $ 36,744,849        $ 32,603,799
                                                                                          ===========         ===========




                     The accompanying notes are an integral
                       part of these financial statements.

                             BUCKEYE RETIREMENT PLAN

                          Notes to Financial Statements
                             June 30, 1999 and 1998




Note 1 - Description of Plan

The following description of Buckeye Retirement Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Buckeye Retirement Plan (the "Plan") is a noncontributory defined contribution pension plan covering all eligible salaried and hourly employees of Buckeye Technologies Inc. and its wholly owned subsidiaries Buckeye Florida, Limited Partnership; Buckeye Florida Corporation; and Buckeye Lumberton Inc. (collectively the "Company"). Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any Plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Contributions made annually by the Company are computed based upon the following formula:

                 Contribution = (A+B)C A=1% B=.5% X number of years service not to exceed twenty (20) years. C=Plan year compensation. The minimum is 1 1/2% of eligible compensation and the maximum is 11% of compensation.

Contributions are generally funded in the quarter following the Plan's year end.

Participant accounts

Each participant's account is credited with the allocation of the employer's contribution. The value of a participant's account is the contributions made on their behalf plus a proportionate interest in the investment earnings of the funds in which the contributions are invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are 100% vested in their accounts after completion of five years of credited service. In the event of death, disability, normal retirement (age 65) or if the Plan is discontinued, participants become 100% vested in their account balances.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $5,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 1999 and 1998


Note 1 - Description of Plan (continued)

Forfeitures

If an employee terminates before his or her account has become fully vested, such portion of the account is forfeited. Forfeitures are used to reduce future contributions by the Company.

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement.


Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value and represent the Plan's share of the market value of fund holdings or are based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


Note 3 - Investments

The Plan allows participants to invest varying portions of their account balances in eleven different investment options which include the common stock of Buckeye Technologies Inc. and ten different investment programs offered by Fidelity Investments. The ten programs offered by Fidelity Investments include the Fidelity Retirement Money Market Portfolio, Strong Government Securities Fund, Fidelity Puritan Fund, Dodge & Cox Balanced Fund, Spartan U.S. Equity Index Fund, MAS Value Adviser Fund, Fidelity Growth & Income Fund, NB Genesis Trust Fund, PIMCO Capital Appreciation Fund and the Fidelity Diversified International Fund. All Plan assets are held by Fidelity Management Trust Company.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 1999 and 1998




Note 3 - Investments (continued)

The fair value of individual investments which represent five percent or more of the Plan's net assets as of June 30, 1999 and 1998 is as follows:

                                                                                    1999                1998
                                                                              ---------------     ---------------
            Fidelity Puritan Fund                                               $   2,373,015       $   1,916,052
            Spartan U.S. Equity Index Fund                                          5,591,791           3,597,846
            MAS Value Adviser Fund                                                  2,907,189           2,902,696
            Fidelity Growth & Income Fund                                          11,177,370           8,023,002
            Common stock of Buckeye Technologies Inc.                               7,127,040           9,399,707

During 1999 and 1998, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                                                                     1999                1998
                                                                                -------------        ------------

            Fidelity Puritan Fund                                               $      39,978       $    118,445
            Dodge & Cox Balanced Fund                                                   4,946              84,628
            Spartan U.S. Equity Index Fund                                          1,019,966             456,185
            MAS Value Adviser Fund                                                   (314,803)            (53,517)
            Fidelity Growth & Income Fund                                           1,376,447           1,088,389
            Common stock of Buckeye Technologies Inc.                              (3,702,169)          2,322,361
            Vanguard Institutional Index Fund                                               -             233,795
            Janus Fund, Inc.                                                                -             458,993
            Other                                                                         (391)            47,915
                                                                                  ------------       ------------

                                                                                 $  (1,576,026)     $   4,757,194
                                                                                  ============       ============


Note 4 - Related party transactions

The Plan purchased $2,276,160 and sold $846,658 of the Plan Sponsor's common stock during the year ended June 30, 1999. The stock held by the Plan at June 30, 1999 and 1998 had a market value of $7,127,040 and $9,399,707, respectively.

Plan investments include interests in investment accounts managed by Fidelity Investments Institutional Operations Company, Inc. as of June 30, 1999 and 1998. An affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest. Fees paid to Fidelity totaled $29,143 and $30,131 for the years ended June 30, 1999 and 1998, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

                             BUCKEYE RETIREMENT PLAN

                             June 30, 1999 and 1998


Note 5 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the appropriate sections of the Internal Revenue Code (IRC), and is, therefore, not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


Note 6 - Concentration of market risk

The Plan has invested a significant portion of its assets in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 19% of the Plan's net assets available for benefits as of June 30, 1999. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

                             SUPPLEMENTAL SCHEDULES

                             BUCKEYE RETIREMENT PLAN
              Item 27(a) - Schedule G, Part I - Schedule of Assets
                          Held for Investment Purposes
                       EIN: 62-1518973 / Plan Number: 002
                                  June 30, 1999


                                                                                                 Current
  (a)         (b)(c) Identity of Issue/Description                           (d) Cost           (e) Value
-------       ------------------------------------------------             -----------         -----------
    *         Fidelity Retirement Money Market Portfolio                   $   759,605        $    759,605
              Strong Government Securities Fund                                481,359             473,560
    *         Fidelity Puritan Fund                                          2,228,610           2,373,015
              Dodge & Cox Balanced Fund                                         89,749              95,045
    *         Spartan U.S. Equity Index Fund                                 4,196,078           5,591,791
              MAS Value Adviser Fund                                         2,906,703           2,907,189
    *         Fidelity Growth & Income Fund                                  8,874,704          11,177,370
              NB Genesis Trust Fund                                            153,670             158,454
              PIMCO Capital Appreciation Fund                                  317,747             348,199
    *         Fidelity Diversified International Fund                           60,227              66,558
    *         Buckeye Technologies Inc. common stock                         7,626,672           7,127,040
                                                                          ------------       -------------

                     Total assets held for investment purposes            $ 27,695,124        $ 31,077,826
                                                                          ============        ============



*   Represents a party-in-interest.

                             BUCKEYE RETIREMENT PLAN
      Item 27(d) - Schedule G, Part V - Schedule of Reportable Transactions
                       EIN: 62-1518973 / Plan Number: 002
                        For the Year Ended June 30, 1999


                                                                                          Current
                                                                                          Value on
       Identity of                                     Purchase    Selling    Cost of    Transaction      Net Gain
(a) Party Involved            Description of Asset    (c) Price   (d) Price   (g) Asset   (h) Date       (i) (Loss)
--------------------------    ---------------------  -----------  ----------  ---------- -----------     --------------

  MAS Value Adviser Fund           Mutual fund
                                   (88 purchases)    $ 1,268,282   $      -  $ 1,268,282 $ 1,268,282       $        -
  MAS Value Adviser Fund           Mutual fund
                                   (76 sales)                  -     948,986   1,001,904     948,986          (52,918)
  Buckeye Technologies Inc.        Common stock
                                   (54 purchases)      2,276,160           -   2,276,160   2,276,160                -
  Buckeye Technologies Inc.        Common stock
                                   (51 sales)                  -     846,658     861,208     846,658           (14,550)
  Fidelity Growth and Income Fund  Mutual fund
                                   (105 purchases)     2,723,148           -   2,723,148   2,723,148                 -
  Fidelity Growth and Income Fund  Mutual fund
                                   (69 sales)                  -     945,225     818,542     945,225           126,683
  Spartan U.S. Equity Index Fund   Mutual fund
                                   (100 purchases)     1,390,889           -   1,390,889   1,390,889                 -
  Spartan U.S. Equity Index Fund   Mutual fund
                                   (44 sales)                  -     416,911     354,210     416,911            62,701


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN

By:        /S/ DAVID H. WHITCOMB
     ------------------------------------------
David H. Whitcomb, Senior Vice President, Finance and Accounting

Date: December 17, 1999